UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 20, 2016

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ Subramanian Kalyanasundaram
          Name:  Subramanian Kalyanasundaram
         Title:    Chief Executive Officer and Director

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO TO ANNOUNCE RESULTS FOR YEAR ENDED MARCH 31, 2016 ON MAY 26, 2016
Earnings Call to Discuss Results to be Conducted Friday, May 27 at 8:30 am ET

Hawthorne, NY, May 20, 2016 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) announced today that it plans to release its financial results for the year ended March 31, 2016, on Thursday, May 26, 2016.

The Company will conduct an earnings call at 8:30 am ET on Friday, May 27, 2016, where senior management will discuss the Company’s performance and answer questions from participants.

The release will be accessible on Taro’s website at www.taro.com.

Earnings Call (8:30 am ET on Friday, May 27, 2016)

To participate in this conference call, please dial the numbers provided below five to ten minutes ahead of the scheduled start time.  The operator will provide instructions on asking questions before the call.  You can also hear the call via an audio webcast, details of which will be announced later on the Company website, www.taro.com.  A transcript of this earnings call will also be available on the website.

Summary of events
Event	Date and time	Telephone number/ website
Earnings release	May 26, 2016	www.taro.com
Earnings conference call	8:30 am ET May 27, 2016
Participant Toll-Free Dial-In Number: +1 (844) 421-0601
Participant International Dial-In Number: +1 (716) 247-5800
ID: 18504447

Via audio webcast, details of which will be made available on www.taro.com

Replay of conference call	May 27, 2016 to June 17, 2016	+ 1 (855) 859-2056 or +1 (404) 537-3406 ID: 18504447 Via audio webcast playback, details of which will be made available on www.taro.com

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.